Exhibit 12.1

IESI CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIOS)
(Unaudited)

For the Year Ended December 31,
2003	2002	2001	2000	1999
Earnings:
Income (loss) before income taxes and cumulative effect of change in accounting principle	$(2,606)	$4,332	$2,950	$(884)	$(9,983)
Add back:

Interest expense	20,276	15,478	12,961	11,142	7,905
Implicit interest in rents	129	147	284	273	163
Earnings available for fixed charges	17,799	19,957	16,195	10,531	(1,915)
Fixed Charges
Interest expense	20,276	$15,478	$12,961	$11,142	$7,905
Capitalized interest	1,995	1,853	1,602	1,883	80

Implicit interest in rents	129	147	284	273	163
Total fixed charges	$22,400	$17,478	$14,847	$13,298	$8,148

Ratio of earnings to fixed charges	0.8	x	1.1	x	1.1	x	0.8	x	-0.2	x
Insufficient earnings to cover fixed charges	$(4,601)	—	—	$(2,767)	$(10,063)